Exhibit 99.101

BITFARMS LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

March 8, 2021

TABLE OF CONTENTS

TABLE OF CONTENTS	1
GLOSSARY OF DEFINED TERMS	2
GENERAL	5
STATEMENT REGARDING FORWARD LOOKING STATEMENTS	5
CURRENCY AND EXCHANGE RATES	6
CORPORATE STRUCTURE	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
DESCRIPTION OF BUSINESS	12
RISK FACTORS	21
PRIOR SALES	33
DIVIDENDS	34
DESCRIPTION OF CAPITAL STRUCTURE	34
MARKET FOR SECURITIES	34
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	36
DIRECTORS AND OFFICERS	37
PROMOTERS	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
LEGAL PROCEEDINGS	43
TRANSFER AGENT AND REGISTRAR	44
MATERIAL CONTRACTS	44
EXPERTS	45
ADDITIONAL INFORMATION	45
SCHEDULE A	46

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“Additional Server Farms” means the additional servers farms that Backbone is presently planning to establish and operate, namely the Sherbrooke Expansion.

“Arrangement” means the arrangement pursuant to Sections 350-351 of the Israeli Companies Law between Bitfarms Canada and Bitfarms Israel, pursuant to which Bitfarms Canada acquired 100% of the issued and outstanding shares of Bitfarms Israel in exchange for 39,739,785 Bitfarms Canada Shares, on a one Bitfarms Israel Share for one Bitfarms Canada Share basis, and exchanged the Legacy Options for non-tradeable options of Bitfarms Canada with similar terms;

“ASIC” means application specific integrated circuit;

“Backbone” means Backbone Hosting Solutions Inc.;

“Backbone Class A Shares” mean Class A voting common shares without par value in the capital of Backbone, the holders of which receive all dividends equally with the Backbone Class B Shares, and share equally with the holders of Backbone Class B Shares all remaining property in the event of liquidation, dissolution or winding-up of the Corporation;

“Backbone Class B Shares” mean Class B non-voting common shares without par value in the capital of Backbone, the holders of which receive all dividends equally with the Backbone Class A Shares, and share equally with the holders of Backbone Class A Shares all remaining property in the event of liquidation, dissolution or winding-up of the Corporation;

“Backbone Exchangeable Shareholders” means 9264-2644 Québec Inc. and Prosum Management Inc., companies which are controlled by, respectively, Mathieu Vachon and Pierre-Luc Quimper;

“Backbone Exchangeable Shares” mean a former class of preference shares without par value in the capital of the Backbone exchangeable for common shares of Bitfarms Israel;

“Backbone Formation Agreements” means the series of contracts entered into in 2017 to establish the business of Backbone;

“Backbone Shares” means, collectively, the Backbone Class A Shares, the Backbone Class B Shares and the Backbone Exchangeable Shares;

“Binance Pool” means the Binance mining pool;

“Bitfarms” means the operating business name and trademarked name of Backbone;

“Bitfarms Canada” or the “Company” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada;

“Bitfarms Canada Board” means the board of directors of Bitfarms Canada;

“Bitfarms Canada Shares” or “Common Shares” means the common shares in the capital of Bitfarms Canada;

“Bitfarms Israel” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Israel;

“Bitfarms Israel Shares” means the common shares in the capital of Bitfarms Israel;

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“Bitfarms Israel Board” means the board of directors of Bitfarms Israel;

“BlockFills Lease Facility” has the meaning as provided for in “Prior Sales”;

“botnet” means a number of Internet-connected devices, each of which is running one or more bots (a computer program that does automated tasks). Botnets can be used to perform distributed denial-of-service attack, steal data, send spam, and allows the attacker to access the device and its connection;

“CBCA” means the Canada Business Corporations Act;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“cryptocurrency” means a form of encrypted and decentralized digital currency, transferred directly between peers across the Internet, with transactions being settled, confirmed and recorded in a distributed public ledger through Mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or Mined, which results in a new coin generated as a reward to incentivize miners for verifying transactions on the blockchain;

“Current Facilities” means the five operational Mining facilities operated by Backbone in the Province of Québec as of the date of this AIF, namely the facilities at Farnham, Saint-Hyacinthe, Cowansville, Sherbrooke and Magog;

“Dominion Facility” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“Exchange Agreement” means the exchange agreement among Bitfarms Canada, Backbone and each of the Backbone shareholders listed in Schedule A of the Exchange Agreement (the “Minority Shareholders”) dated August 12, 2019, pursuant to which Bitfarms Canada acquired all of Backbone Class A Shares owned by the Minority Shareholders;

“Fiscal 2018” means the fiscal year ended December 31, 2018.

“Fiscal 2019” means the fiscal year ended December 31, 2019.

“Fiscal 2020” means the fiscal year ended December 31, 2020.

“Fiscal 2021” means the fiscal year ended December 31, 2021.

“Governance, Nomination and Compensation Committee” has the meanings as provided in “DIRECTORS AND OFFICERS – Committees of the Board of Directors – Governance, Nomination and Compensation Committee”;

“Hash” means the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which Miners execute, and “Petahash” or “PH” and “Exahash” or “EH” mean, respectively, 1x1015 and 1x1018 Hashes;

“Hydro-Magog” means the regional public utility company that manages the generation and distribution of electricity in the region of Magog, Québec;

“Hydro-Québec” means “Commission hydroélectrique du Québec”, the provincial public utility company that manages the generation and distribution of electricity in the Province of Québec;

“Hydro-Sherbrooke” means the regional public utility company that manages the generation and distribution of electricity in the region of Sherbrooke, Québec;

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“Israel” means the State of Israel;

“Israeli Companies Law” means the Companies Law, as amended, of Israel;

“Legacy Options” means the non-tradeable Bitfarms Israel options granted on January 15, 2018 entitling the holders to acquire up to 300,000 Bitfarms Israel Shares at a price of 3.00 NIS per share for a period of five years;

“Lender” or “Dominion” means DC BFL SPV, LLC, in the loan agreement (the “Loan Agreement”) dated March 14, 2019 between Dominion, as lender and Backbone, as borrower, pursuant to which the Lender provided the Dominion Facility;

“Lender Warrants” means the 1,666,667 warrants issued to the Lender for each Loan drawn, pursuant to the Loan Agreement, all of which have been exercised as of the date hereof;

“Loan” and “Loans” have the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“Loan Agreement” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“MD&A” means management’s discussion and analysis;

“Miner” means a computer configured for the purpose of performing blockchain computer operations;

“Mining” means the process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service;

“NI 52-102” means National Instrument 52-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NEO” or “Named Executive Officer” has the meaning ascribed to that term in Form 51-102F6 Statement of Executive Compensation – Venture Issuers;

“NIS” means the Israeli new shekel and the official currency of Israel;

“Onyx” means Onyx Hosting Inc.;

“Onyx License Agreement” has the meaning as provided for in “MATERIAL CONTRACTS”;

“Promoters” means Emiliano Joel Grodzki and Nicolas Bonta;

“Prospectus” means the final long form non-offering prospectus dated June 12, 2019;

“PSU” means power supply unit;

“Régie”, “Municipal Electrical Networks”, “Preferential Rate”, “Phase 1”, “Phase 2” and “Phase 3” have the meanings as provided in “DESCRIPTION OF BUSINESS – Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”;

“server farms” means specialized computers often held in large warehouses where the computers, also known as Miners, validate and verify transactions on a public blockchain. Digital coins or tokens are issued by the applicable cryptocurrency network when miners solve hash functions;

“Sherbrooke Expansion” means the planned construction of a server farm facility in stages in Sherbrooke, Québec;

“Stage” has the meaning as provided for in “DESCRIPTION OF BUSINESS – Development and Future Growth – Sherbrooke Expansion”;

“TASE” means the Tel Aviv Stock Exchange;

“TSXV” or the “Exchange” means the TSX Venture Exchange;

“Share Exchange Agreement” means the share exchange agreement dated January 10, 2018, as amended April 12, 2018, between Bitfarms Israel, Backbone, and certain founding shareholders of Backbone, which closed on April 12, 2018 (the “Share Exchange”) pursuant to which Emiliano Joel Grodzki, Nicolas Bonta and Rodrigo Menendez exchanged 23,124,861 Backbone Shares for 23,124,861 Bitfarms Israel Shares; and

“Volta” means 9159-9290 Québec Inc., which also operates under the name Volta Électronique Inc.

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GENERAL

In this annual information form (“AIF”), Bitfarms Ltd., as the context requires, is referred to as the “Company” and “Bitfarms Canada”. As the Company is a venture issuer, the Company is not required to file an annual information form but is doing so voluntarily with the intention of enhancing its corporate disclosure and improving its access to capital markets. Accordingly, all information contained in this AIF is at March 8, 2021, unless otherwise stated.

Reference is made in this AIF to the Financial Statements and MD&A for Bitfarms Canada for Fiscal 2019, together with the auditor’s report thereon. The Financial Statements and MD&A are available for review on the SEDAR website located at www.sedar.com.

All financial information in this AIF for Fiscal 2019 has been prepared in accordance with IFRS.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this AIF are forward-looking statements or information (collectively “forward-looking statements”). Bitfarms Canada is providing cautionary statements identifying important factors that could cause the actual results of Bitfarms Canada to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases including, but not limited to, and including grammatical tense variations of such words as: “may”, “anticipates”, “is expected to”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has assumed that the current market will continue and grow and that the risks listed below will not adversely impact the Company.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest;

●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;

●	economic dependence on regulated terms of service and electricity rates;

●	the speculative and competitive nature of the technology sector;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	government regulations;

●	other risks described in this AIF and described from time to time in documents filed with Canadian securities regulatory authorities; and

●	other factors beyond the Company’s control.

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Other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: the Company’s limited operating history; future capital needs and uncertainty of additional financing; share price fluctuations; the need for the Company to manage its planned growth and expansion; cybersecurity threats and hacking; possibility of cessation of monetization of cryptocurrencies; limited history of de-centralized financial system; technological obsolescence and difficulty in obtaining hardware; price volatility of cryptocurrencies; the Bitcoin Halving Events; cryptocurrency network difficulty and impact of increased global computing power; economic dependence on regulated terms of service and electricity rates risks; future profits/losses and production revenues/expenses; cryptocurrency exchanges are new and mostly unregulated; discretion regarding by the Company of available funds; political and regulatory risk; permits and licenses; server failures; global financial conditions; tax consequences; environmental regulations; environmental liability; erroneous transactions and human error; the continued development of existing and planned facilities; risks of non-availability of insurance; competition; reliance on key personnel; credit risk; uncertainty of widespread use of cryptocurrency; interest rate risk; fluctuations in currency exchange rates; controlling shareholder risk; and COVID-19 pandemic risk. Particular factors which could impact future results of the business of the Company include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec; the ability to complete current and future financings; any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices.

Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. See “RISK FACTORS”.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, all references to “$”, “USD$” or “dollars” refer to United States dollars, references to CAD$ refer to Canadian dollars, and references to NIS refer to Israeli new shekels.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Bitfarms Canada was incorporated under the CBCA on October 11, 2018. Bitfarms Canada has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4. The Company’s common shares are listed under the symbol “BITF” on the TSXV and under “BFARF” on the OTC market in the USA.

Intercorporate Relationships

Bitfarms Canada has three wholly-controlled subsidiaries, Bitfarms Israel, Backbone, and 9159-9290 Québec Inc. Bitfarms Canada holds 100% of the issued and outstanding ordinary shares of Bitfarms Israel. Bitfarms Israel was incorporated pursuant to the Israeli Companies Law on June 17, 1981. Bitfarms Israel has its registered and head office located at 7 Menachem Begin Road, Tel-Aviv, 5268102, Israel. The provisions of the “Israeli Companies Law” are substantially similar to the CBCA, including provisions relating to shareholder voting rights, dividends, authority to issue shares, amendments to constating documents, appointment of directors and fiduciary duties.

Bitfarms Canada holds 43,541,866 common shares of Backbone directly and it holds the remaining 23,124,861 common shares of Backbone indirectly through Bitfarms Israel, for aggregate control of 100% of the issued and outstanding common shares of Backbone. Backbone was incorporated under the CBCA on June 13, 2017 and commenced operations November 6, 2017. Backbone is also known under its operating name, “Bitfarms”. Backbone’s registered and head office is located at 9160 Boulevard Leduc Suite 312, Brossard, Québec, J4Y 0E3.

Backbone holds 100% of the issued and outstanding common shares of Volta. Volta was incorporated on September 1, 2005 under the Companies Act (Québec) on September 1, 2005, and now exists under the statute which replaced it, the Business Corporations Act (Québec).

Note:

(1)	Bitfarms Canada has direct (65.3%) and indirect (34.7%) ownership of an aggregate of 100% of the issued and outstanding Backbone Class A Shares.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2017

Backbone was incorporated on June 13, 2017 pending the commencement of operations and remained dormant until November 6, 2017. Backbone undertook a series of strategic steps when its business was established:

a)	Backbone developed a business plan for the operation of server farms that validate cryptocurrency transactions on the blockchain in exchange for rewards from the network protocol as well as transaction fees. Backbone’s server farms primarily operate bitcoin mining hardware and are rewarded in bitcoin for its efforts.

b)	Backbone adopted a policy to convert cryptocurrency into fiat currency regularly and reinvest the proceeds to further develop the business.

c)	The Province of Québec was selected as a base of operations due to the availability of secure, reliable and affordable hydro-electric power.

d)	Backbone entered into a series of agreements comprising the Backbone Formation Agreements. On November 6, 2017, Backbone purchased software developed by the founding shareholders which is specialized in the monitoring and operation of cryptocurrency mining equipment. See “DESCRIPTION OF BUSINESS – Hardware and Software”. The software was acquired in exchange for 40,459,881 Backbone Shares and was necessary to commence business operations of Backbone for an aggregate deemed value of $5,000,000 ($0.12358 per share). On the same date, Backbone entered into a trial sale agreement with the minority shareholders to purchase $15,062,000 of mining and electrical equipment including approximately 8,000 Antminer S9 Miners, which was completed on December 15, 2017. In addition to the equipment received, effective December 15, 2017, the minority shareholders contributed cash of $2,942,000 in consideration for Backbone Shares. The total consideration paid by Backbone in exchange for the equipment and funds was 26,206,755 Backbone Shares with a value of $18,000,000 ($0.68685 per share). A licence agreement was entered into between Onyx (a company controlled by the Backbone Exchangeable Shareholders) and Backbone dated December 15, 2017 pursuant to which Backbone licensed the use of the Farnham and Saint-Hyacinthe facilities in consideration for payment of the underlying leasehold expenses.

Fiscal 2018

Development of Operations

In 2018, Backbone focused on the vertical integration of its mining business. In January of 2018, Backbone completed the purchase of Volta, an electrical contractor with a team of electricians available twenty-four hours a day and seven days a week (as needed) to support the operational expansion of Backbone. In April 2018, Backbone completed the construction of a custom micro-electronics repair facility. This facility has enabled Backbone to maximize operating margins by maintaining leading equipment “up time” and reducing the reliance on manufacturer warranty programs (if available), and long lead times generally associated with equipment repair.

For most of 2018, Backbone participated in Antpool; presently, it participates in Binance Pool and allocates its full mining capacity to this pool.

Incorporation of Bitfarms Canada

Bitfarms Canada was incorporated under the CBCA on October 11, 2018.

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Fiscal 2019

Debt Financing

Backbone entered into a secured debt financing facility (the “Dominion Facility”) for up to $20.0 million with the Lender on March 14, 2019 (the “Loan Agreement”). The debt facility is structured into four separate loans in tranches of $5.0 million per tranche (each a “Loan” and collectively, the “Loans”), each such Loan which bears interest at 10% per annum on the full principal balance of each tranche regardless of principal repayments made during the term of the Loan. The term of each Loan is 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the total Loans drawn. This amount shall be applied to interest and the balance to principal and, in the event that the amount of the cryptocurrency mined is less than the amount of interest owing, such additional amount shall be remitted such that the interest is payable in full. The Loans are fully secured by the assets of Backbone on a first priority basis. In addition to interest, the Company agreed to issue 1,666,667 Lender Warrants for each Loan drawn. An aggregate of 6,666,668 Lender Warrants have been issued for the Loans drawn down. As of the date of this AIF, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

Prospectus Filings

On March 27, 2019, a preliminary long form non-offering prospectus of Bitfarms Canada was filed with the Ontario Securities Commission to become a reporting issuer. Subsequently Bitfarms Canada became a reporting issuer upon receipt of the Prospectus filed with the Ontario Securities Commission on June 12, 2019.

Arrangement with Bitfarms Israel

On June 12, 2019, pursuant to Sections 350-351 of the Israeli Companies Law, Bitfarms Canada entered into the Arrangement with Bitfarms Israel, pursuant to which, Bitfarms Canada acquired 100% of the issued and outstanding shares of Bitfarms Israel in exchange for 39,739,785 Bitfarms Canada Shares, on a one Bitfarms Israel Share for one Bitfarms Canada Share basis and exchanged the Legacy Options for non-tradeable options of Bitfarms Canada with similar terms.

The Arrangement was approved by Bitfarms Israel shareholders on April 8, 2019 and approved by the District Court of Law (Israel) on May 23, 2019. The Arrangement became effective on June 12, 2019, and on that same date, the Bitfarms Israel Shares were delisted from the TASE. In addition, the Backbone Exchangeable Shares were exchanged for Bitfarms Canada Shares on June 12, 2019.

Exchange Agreement

Bitfarms Canada acquired 100% beneficial ownership of Backbone pursuant to the terms of the agreement entered into by the shareholders of Backbone. Bitfarms acquired an aggregate of 26,295,655 class A voting common shares of Backbone being the remaining 39.3% of the issued and outstanding shares of Backbone not already owned by Bitfarms Canada. The acquisition was completed on August 15, 2019.

Acquisition of Operation Equipment

Aggregate expansion highlights across all five of the Company’s computing centres during Fiscal 2019 were as follows:

●	13,300 new generation miners were purchased for USD$17.7M;

●	Growth of 605PH/s, or 291% increase to computational hash power;

●	Increase infrastructure capacity to 64MW from 34MW at the beginning of the year; and

●	Overall operational efficiency had improved to approximately 14.3 petahash per MW.

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Fiscal 2020

Board and Management Changes

In Fiscal 2020, the following changes to the Board and Management were made:

●	On March 11, 2020, Wes Fulford resigned as CEO and as a director of the Company and was issued 500,000 common shares in consideration for past services rendered and to satisfy certain historical entitlements. These Common Shares have a deemed value of $0.54 per share.

●	On April 17, 2020, Brian Howlett was appointed as a director of the Company.

●	Effective May 15, 2020, Wendi Locke and Sophie Galper-Komet resigned as directors of the Company.

●	On May 19, 2020, Geoffrey Morphy was appointed as a director of the Company.

●	On June 1, 2020, the Company appointed John Rim as Chief Operating Officer and Nicolas Bonta as Chief Development Officer. Ryan Hornby resigned as Executive Vice President and General Counsel of the Company effective June 1, 2020.

●	On August 31, 2020, Geoffrey Morphy was appointed Executive Vice-President – Finance, Administration & Corporate Development. Mr. Morphy resigned his position as a director of the Company to facilitate his role as a senior officer. John Rim resigned as Chief Operating Officer and CFO of the Company. In addition, Andres Finkielsztain was appointed as a director of the Company.

●	On October 28, 2020, Mauro Ferrara was appointed Interim Chief Financial Officer and Corporate Secretary.

●	On December 29, 2020, Nicolas Bonta was appointed Executive Chairman, Brian Howlett was appointed Lead Director, Emiliano Grodzki was appointed Chief Executive Officer, Mathieu Vachon was appointed Chief Information Officer and Geoffrey Morphy was appointed President.

COVID-19 Updates

In response to COVID-19, the Company has taken temporary steps to reduce staffing in line with government guidance to help combat the spread of COVID-19, the Company has also implemented permanent measures to reduce overhead costs to ensure the Company continues to be well positioned to absorb short term economic changes and maintain long term viability.

Development of Operations

A summary of the development of computing power in Fiscal 2020 is as follows:

Announced:	Installed:	Equipment:
June, 2020	June, 2020	Purchased: 1,847 MicroBT’s WhatsMiner M20S adding 133 PH of computing power
August, 2020	September, 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S+ adding 82 PH of computing power
October, 2020	November, 2020	Leased: 2,000 MicroBT’s WhatsMiner M31S adding 144 PH of computing power
September 2020 and October, 2020	December, 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S units adding 74 PH of computing power
December, 2020	Q1 2021 (estimated)	Leased: 3,000 MicroBT’s WhatsMiner M31S+ units adding approximately 240 PH of computing power

On October 26, 2020, the Company announced that it signed a nonbinding memorandum of understanding (“MOU”) with a private energy producer to secure exclusive use of up to 200 MW of electricity in South America at an average price of US 2 cents per kilowatt hour. The Company is presently in discussions with contractors to operationalize the first 60 MW of this 200 MW.

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Debt Financing

In September 2020, the Company entered into an agreement with Dominion to amend its second loan tranche and third loan tranche. The amendment in respect of the second loan tranche of $5,000,000 resulted in the extension of the maturity date from the original due date of April 17, 2021 to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company issued 1 million Common Shares to Dominion, and reduced the term of the 1,666,667 warrants, exercisable at USD$0.40 from the original expiry date of April 16, 2024 to November 1, 2021.

The amendment in respect of the third loan tranche of $5,000,000, due June 20, 2021, resulted in this tranche being made convertible, at the option of Dominion, into Common Shares at a fixed conversion of USD$0.59 per share, a premium of approximately 100% to the current market price of the Common Shares (the “Tranche #3 Restructuring”). Further pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at $0.40 per Common Share, expiring on June 20, 2024 were cancelled and 1,666,667 new warrants were issued, at an exercise price of USD$0.304 per share, expiring on June 20, 2021.

As of the date of this AIF, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

Fiscal 2021

Private Placements

On January 7, 2021, the Company closed a private placement (the “January 7, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. The warrants have an exercise price of CAD$2.75 per Common Share and exercise period of three years. The net proceeds of the private placement will be used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 7, 2021 Offering and (ii) 711,111 broker warrants, with each broker warrant exercisable for one Common Share of the Company at a price of CAD$2.81 at any time on or before January 8, 2024.

On January 11, the Company received notice from Dominion of its election to convert $5,000,000, the principal amount of the third loan tranche into equity. The conversion to equity took place in January 2021.

On January 13, 2021, the Company closed a private placement (the “January 13, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. The warrants have an exercise price of USD$3.10 per Common Share and exercise period of three and a half years. The net proceeds of the private placement will be used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 13, 2021 Offering and (ii) 446,927 broker warrants, with each such broker warrant exercisable for one Common Share of the Company at a price of USD$3.53 at any time on or before July 15, 2024.

Ten percent of the gross proceeds of the January 7, 2021 Offering and January 13, 2021 Offering were utilized to reduce the amount of the respective outstanding Loans due in March and November 2021.

On February 10, 2021, the Company closed a private placement (the “February 2021 Offering”) for gross proceeds of approximately CAD$40.0 million, comprised of 11,560,695 common shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. The warrants have an exercise price of USD$3.01 per common share and exercise period of three and one-half years. The net proceeds of the private placement will be used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the February 2021 Offering and (ii) 924,856 broker warrants, with each broker warrant exercisable for one Common Share of the Company at a price of USD$3.39 at any time on or before August 12, 2024.

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Development of Operations

A summary of the development of computing power in Fiscal 2021 is as follows:

Announced:	Installed:	Equipment:
February 18, 2021	Q1 2021 (estimated)	Acquired: 1,500 MicroBT’s WhatsMiner M31S; once deployed, it is expected that these units will add approximately 120 PH of computer power
March 2, 2021	January, 2022-December, 2022 (estimated)	Entered into agreements to acquire: 48,000 MicroBT’s WhatsMiner units once deployed, it is expected that these units will add approximately 5.0 EH of computer power

Board and Management Changes

Mathieu Vachon resigned as the Chief Information Officer and Director of the Company on January 14, 2021.

Current Computing Power

The Company’s total operating hashrate is approximately 1.2 EH/s as of the date of this AIF.

Pilot Bitcoin Retention Program

In early January 2021, the Company implemented a pilot Bitcoin retention program, pursuant to which the Company has added over 350 Bitcoin to its balance sheet as of the date hereof. See “Risk Factors – Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies”.

DESCRIPTION OF BUSINESS

Description of the Business

The Company’s primary business is the mining of cryptocurrency coins and tokens. Through Backbone, the Company owns and operates server farms, comprised of computers (each herein referred to as, a “Miner”) primarily configured for the purpose of validating transactions on cryptocurrency network blockchains, and predominately the Bitcoin network blockchain. Backbone’s server farms currently mine Bitcoin and Litecoin, and in the past have also mined Bitcoin Cash, Dash and Ethereum. Income is earned from the transaction fees it receives in return for securing and processing transactions during all hours of the day (herein referred to as, “Mining”), and the cryptocurrencies rewarded for validating a “block” of transactions. Backbone exchanges cryptocurrencies mined into U.S. dollars, as needed, through reputable cryptocurrency trading platforms.

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (“Volta”). Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone regularly exchanges cryptocurrencies mined into U.S. dollars through reputable and established cryptocurrency trading platforms.

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As of the date of this AIF, Bitfarms Canada operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms Canada in building and maintaining its server farms.

Cryptocurrency Background

Bitcoin Blockchain technology was developed around 2009 by a pseudonymous person or organization known as Satoshi Nakamoto. It is often defined as a distributed ledger or database with decentralized control. The types of databases that could be implemented using blockchain technology are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, such as an identity system, land registry or even the rights and obligations defined in a contract. In the traditional centralized ledger models, a master version of such ledgers is controlled by a bank, government or a trusted third party. Disputes are resolved by checking the master version, through a manual and often redundant reconciliation process. In the decentralized blockchain model, a master ledger is not stored in one place or controlled by one entity. Every counterparty on the network receives an identical real-time copy of the ledger; the data in the ledger is tamper-proof using cryptography; new states of the ledger are agreed upon by consensus among all parties.

The shared ledger is made tamper-proof using a cryptographic technique called hashing. A hashing algorithm is a mathematical transformation function with two key properties. First, it accepts any alphanumeric dataset as an input and produces a unique 256-bit code as an output. Second, the smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same strings will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code, which ensures the entire ledger is immutable. Whenever a new set or block of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. This chain links both states of the ledger by combining them into a single unique code. Tampering of any historical state of the ledger can be automatically detected by the blockchain network. The historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it is likely economically prohibitive for any actor or group of actors acting in concert to obtain the requisite control, being more than 50% of the network.

Mining

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or Miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin blockchain, a miner must map an input data set (i.e., the blockchain, plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using the SHA256 cryptographic hash algorithm. Each unique block can only be solved and added to the blockchain by one miner. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a predetermined pace of adding a new block to the blockchain approximately every ten minutes. The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”. See “DESCRIPTION OF BUSINESS – Principal Market Overview – Mining Pools” and “Risk Factors - Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power”.

A miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirms the miner’s work. Miners that are successful in adding a block to the blockchain are automatically awarded coins or tokens for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new coins enter into circulation to the public.

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Principal Market Overview

Backbone’s Business and Strategy

Backbone’s strategy consists of constructing server farms using sustainable energy sources, ensuring that the computing power supporting Backbone’s operations is sourced from clean energy. In support of the strategy, Backbone has sourced electrical power from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog. Power from these sources is derived from hydro-electricity as opposed to, for instance, coal-fired or gas-fired plants. The Company has also entered into a non-binding MOU with a private energy produce to secure exclusive use of up to 200 MW of electricity in South America. The South American project utilizes natural gas. Hydro-electric power is generated through exploitation of the natural water cycle, which is renewable, sustainable, and abundant owing to the natural geography of the Province of Québec. As a result of these efforts, the management of Backbone has developed a business model utilizing substantially low-cost clean power capacity and a supply of computer hardware from leading manufacturers.

Backbone’s server farms are operated with a suite of three pieces of proprietary software owned by Backbone that control, manage, report and secure the operation. The first piece in the suite of software scans and reports the status of Backbone’s Miners every 10 seconds. The second piece of software in the suite displays the report from the first software in readable and digestible format that assists operators in identifying machines at issue. The third piece of software in the suite is a cooling management system which autonomously controls exhaust fans to maintain the optimal temperature for the machines at the locations in which they are operated. In addition, the software collects data from various sources in order to check, at any given time, the cryptographic currency that is the most profitable for Backbone to mine. The software is configured to notify operators of profitability conditions, enabling operators to manually optimize margins under different economic conditions. See “DESCRIPTION OF BUSINESS – Hardware and Software”.

Mining Pools

Miners may organize themselves in “mining pools”. A mining pool is created when cryptocurrency miners pool their processing power over a network and mine transactions together. Whereas distributed mining power spread across the Internet results in only a miniscule probability of solving the mathematical problem for any single computer, by pooling mining resources, groups of Miners can increase the likelihood that the group solves the problem as a collective. Rewards are then distributed proportionately to each miner based on the work or the hash power contributed. By extension, the greater the computing power a server farm has, the more likely it is to, as a collective, be the first to validate a block (i.e. solve the mathematical problem) and earn cryptographic currencies. Consequently, there is a direct relationship between the computing power of a farm and the number of cryptographic coins it receives.

By design of the cryptocurrency source code, the difficulty of solving a block is determined automatically as a function of the number of blocks (and in the case of Bitcoin, 2016 blocks in each 14-day period) and the calculation power available in the current network in order to maintain a fixed interval (and in the case of Bitcoin, 10 minutes) on average to "solve" a block on the blockchain network of that particular cryptocurrency. The higher the computational power available (defined by the number of Miners and their individual computational power), the greater the difficulty in solving a block (and, accordingly, the more computing power will be required). After successfully validating a block, the transaction is recorded in a public ledger known as a blockchain (or chain of transactions/blocks). Upon a successfully solved block, the entire process is repeated with the next block in the queue being linked (by a stack) to its predecessor. The place of the blocks is fixed and remains on the public ledger permanently.

Given that collaborating Mining effort permits Miners to share risks and rewards of Mining, most cryptocurrency Miners join pools. As of the date of this AIF, the five largest pools in the world are: BTC.com, F2Pool, AntPool (operated by Bitmain Technologies Inc.), Binance Pool and Poolin.com. F2Pool is known as the largest pool, accounting for about 19% of the total hash power computing power) of Bitcoin.

Backbone presently participates in Binance Pool and allocates its full mining capacity to this pool.

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Current Farming Operations

The following table sets out summary information regarding the five operational farming facilities operated by Backbone as at the date of this AIF.

Location	Facility Size (ft2)	Power Capacity (Megawatts)	Hash-power per second	Property Information	Energy Source
Farnham, Québec, Canada	60,000	10.0	195 Petahash	Leased	Hydroelectric
Saint-Hyacinthe, Québec, Canada	40,000	15.0	298 Petahash	Leased	Hydroelectric
Cowansville, Québec, Canada	50,000	4.0	88 Petahash	Leased	Hydroelectric
Magog, Québec, Canada	22,000	10.0	155 Petahash	Leased	Hydroelectric
Sherbrooke 1&2, Québec, Canada	78,000	30.0	430 Petahash	Owned & Leased	Hydroelectric

Backbone ceased operations at the Notre-Dame-de-Stanbridge facility at the end of day on November 30, 2018.

Development and Future Growth

Backbone is planning to establish and operate the following Additional Server Farms.

Sherbrooke Expansion

On March 8, 2018, Backbone announced a 98.0-megawatt power contract in the municipality of Sherbrooke, Québec for a new server farm facility (herein referred to as, the “Sherbrooke Expansion”). These properties in Sherbrooke consisted of a 78,000 sq. foot facility (the “Sherwood Property”), and a 36,000 sq. foot facility (the “Leger Property”). On February 11, 2019, the Leger Property was sold for CAD$1,750,000 and as part of the agreement reached with the buyer, a real estate developer, the buyer agreed to construct a purpose-built addition to the building for crypto-mining that would be leased to Bitfarms and allow it to realize net savings in its overall future buildout costs for the Sherbrooke Expansion while also providing immediate working capital from the proceeds of the building sale.

The construction of the Sherbrooke Expansion is anticipated to be completed in six stages (each a “Stage”) based on megawatt capacity: Stage 1 – 12MW; Stage 2 – 18MW; Stage 3 – 12 MW; Stage 4 - 18 MW; Stage 5 – 19 MW; and, Stage 6 – 19 MW.

As of the date of this AIF, the Company has successfully completed Stages 1 and 2 and is in the process of optimizing the Miners to reach full capacity. To complete each remaining phase of the Sherbrooke Expansion, Bitfarms Canada will need to incur infrastructure buildout costs including noise and exhaust structures, mining structures, and building modifications, as well as sourcing of mining hardware and electrical components.

The capital cost for the construction of the remaining Stages 3 through 6 is currently estimated to range between $60.0 million to $75.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between the Sherwood and Leger properties, with the majority being allocated to the Leger Property. The ability to undertake the construction of Stages 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Stages 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Stages 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all. In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company has met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, the Company has already constructed a sound barrier wall, at a cost of approximately $0.3 million, and has hired a sound engineering firm to develop further solutions to address this issue. Implementation and timing of additional remediation measures were discussed with government and city officials in January 2021 with the goal of further reducing ambient sound levels by March 31, 2021.

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Backbone estimates that if the construction of the Sherbrooke Expansion is completed and operated at capacity, Backbone’s aggregate computing power will substantially increase its current computing power. Furthermore, its workforce in Québec will be expanded. Estimates are based on, among other factors, the size of the facility, the planned capital expenditures associated with the project, the number of Miners which may be configured within the facility, as well as prevailing economic circumstances. In the event that the assumptions used to project the impact of the new server farms prove to be inaccurate or incorrect, there can be no guarantee that the new servers will substantially increase its current computing power. For instance, there can be no guarantee that the Company will be able to obtain a continued supply of electricity to power its new facilities at commercially attractive rates. See “RISK FACTORS – Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Furthermore, regardless of the size of the facility there can be no assurance that it can be operated on a profitable basis. The foregoing information is forward-looking information for the purposes of applicable securities laws in Canada and readers are cautioned that actual results may vary from those described. See “STATEMENT REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS”.

Saint-Hyacinthe 2

In 2020, the Company increased its infrastructure in the Saint-Hyacinthe farm by 5 MW at a cost of approximately $800,000.

Financing

Since its inception, Backbone has been principally self-funded by the free cash flow generated over time by the sale of cryptographic currencies it mines; however, it has used both short-term (i.e. with a term of less than one year) and long-term financing to acquire new equipment and preserve an adequate working capital position, and may continue to do so in the future.

On March 14, 2019, Backbone entered into the Dominion Facility, composed of a secured debt financing facility for up to $20.0 million with the Lender, structured into four separate tranches. As of August 2019, all of the Loans were drawn down. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”.

On September 12, 2020, the Company entered into an agreement with Dominion to effect the Tranche #2 Restructuring and Tranche #3 Restructuring. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2020 – Debt Financing”. On January 11, the Company received notice from Dominion of its election to convert $5,000,000, the principal amount of the third loan tranche into equity. The conversion to equity took place in January 2021.

As of September 30, 2020, the warrants impacted by the Tranche #2 Restructuring and Tranche #3 Restructuring were classified as equity. Management has reviewed the restructured warrant terms and determined that the removal of a cashless exercise restriction will result in the warrants being classified as a liability as of December 31, 2020, recorded at fair value through profit or loss.

An aggregate of 6,666,668 Lender Warrants have been issued for the Loans drawn down. As of the date of this AIF, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

As of the date of this AIF, proceeds from the Loans have been used to complete the buildout of infrastructure for Stage 1 and Stage 2 of the Sherbrooke Expansion and make purchases of new Miners for the Sherbrooke facility and for the other existing facilities.

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Upon receipt of additional funds and completion of Stage 3 through to Stage 6, there would be an additional 68.0 megawatts of power capacity. There is no assurance that the Company will be able to raise any additional funds required to accelerate its operational expansion. See “RISK FACTORS”.

On January 7, 2021, the Company closed the January 7, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On January 13, 2021, the Company closed the January 13, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On February 10, 2021, the Company closed the February 2021 Offering for gross proceeds of approximately CAD$40.0 million, composed of the sale of 11,560,695 Common Shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

Revenue

Backbone began its current cryptocurrency mining operations on November 6, 2017. For the period from inception of operations on November 6 to December 31, 2017, Backbone generated revenues of approximately $8,663,000 from the sale of mined cryptocurrencies, plus an additional $431,000 cost basis of cryptocurrencies mined but not sold (fair market value of $3,399,000 as at December 31, 2017). In the twelve-month period ending December 31, 2018, Bitfarms Israel, including the operations of Volta acquired during the period, generated revenues of $33,805,000 from the sale of mined cryptocurrencies and provision of electrical services, plus an additional $39,000 of cryptocurrencies mined but not sold, carried at fair market value at December 31, 2018, which was the lower of cost, including amortization, and net realizable value. In the twelve-month period ending December 31, 2019, Bitfarms Canada generated revenues of $32,421,000 from the sale of mined cryptocurrencies and provision of electrical services and did not hold cryptocurrency inventory as at December 31, 2019.

Products and Services

Backbone provides the service of validating and verifying transactions on the blockchain for various cryptocurrencies, generating cryptocurrency coins and transaction fees through the Mining process, as well as provision of electrical services through Volta.

Specialized Skill and Knowledge

Nicolas Bonta and Emiliano J. Grodzki have been engaged in both small and commercial-scale cryptocurrency mining for several years. See “DIRECTORS AND OFFICERS”.

Competitive Conditions

The cryptocurrency mining industry is highly competitive. There are several companies competing in Backbone’s industry, including Hut 8 Mining Corp. (TSX: HUT), HyperBlock Inc. (CSE: HYPR), Hive Blockchain Technologies Ltd. (TSXV: HIVE), Digihost Technology Inc. (TSXV: DGHI), Riot Blockchain, Inc. (NASDAQ: RIOT), Marathon Digital Holdings Inc (NASDAQ: MARA) and MGT Capital Investments Inc. (OTCQB: MGTI).

It is difficult to obtain an accurate estimate of market share. As at the date of the AIF, the hash rate capacity of Backbone’s installed facilities represented an estimated 0.78% of the entire Bitcoin network hash-rate, being approximately 153 Exahash. Estimates of the Bitcoin network hash-rate can be retrieved at www.blockchain.com/en/charts/hash-rate. According to internal estimates, management believes that its facilities collectively rank as one of the largest cryptocurrency mining operations in North America by installed energy and hash power.

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The Company believes that the vertical integration of its mining business will provide a long-term competitive advantage in the marketplace. In January of 2018, Backbone completed the purchase of Volta, an electrical contractor with a team of electricians available twenty-four hours a day and seven days a week (as needed) to support the operational expansion of Backbone. This acquisition has enabled Backbone to significantly expedite the timelines associated with electrical infrastructure buildout and to reduce the prices paid to infrastructure component vendors. In addition, in April 2018, Backbone completed the construction of a custom micro-electronics repair facility which is believed to be unique in the Canadian marketplace. This facility has enabled Backbone to maximize operating margins by maintaining leading equipment “up time” and reducing the reliance on manufacturer warranty programs (if available), and long lead times generally associated with equipment repair.

Hardware and Software

The main components of Backbone’s cryptocurrency mining operation are specialized computers frequently referred to as “application specific integrated circuit” Miners (an "ASIC") in each of the Backbone server farms (e.g. WhatsMiners), a power supply unit (“PSU”), network components, security components, electronic components, cooling components and other hardware.

The hardware is composed primarily of: (i) WhatsMiner M20s, M31s and M31s+, which currently generate most of Backbone’s mining power; and (ii) peripheral computer hardware required to operate the Miners. As the date of this AIF, Backbone owns over 25,000 ASIC Miners.

The majority of Backbone’s currently operating ASIC Miners and those recently secured by purchase order in connection with the expansion plans are primarily manufactured by MicroBT, Bitmain Technologies Inc. and Innosilicon Technology Ltd., each leading suppliers of ASIC Miners for the blockchain and Mining industry. The Miners are typically purchased directly from the manufacturer; however, during elevated demand and pricing conditions, Backbone has made purchases through secondary suppliers on occasion.

Software is used to control and to provide management, reporting and security of cryptographic coin mining systems. Backbone’s software suite consists of three operating programs: (i) a software program that provides a real-time status report and reports problems in near-real time; (ii) a web interface, management software program that displays various events and alerts by sending short message service (“SMS”) messages or other alert methods; and, (iii) a software program that enables management and supervision of the cooling equipment (efficient cooling is an essential condition for the operation of the server farm). The software can be configured to manage an unlimited number of ASIC components and sites. The software is regularly updated by Backbone to incorporate new or upgraded features. One feature developed by Backbone is the ability of the software to collect data from various sources in order to check, at any given time, the cryptographic currency that is the most profitable for Backbone to mine. The software is configured to notify operators of profitability conditions, enabling operators to manually optimize margins under different economic conditions.

Custody of Crypto Assets

Backbone’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to an external third-party custodian on a regular basis.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See “RISK FACTORS”.

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Intangible Properties

The Company is presently investing in improvements to its proprietary software. The source code used to operate the farms is owned by Backbone and is in its possession and held in a private account. No patents have been registered on the software and no applications have been made to register or otherwise protect copyrights in the software or its components.

Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie

Currently, Backbone sources its energy from Hydro-Québec for certain of the Company’s facilities and the Saint-Jean-Sur-Richelieu server farm (one of the Additional Server Farms), and from Hydro-Magog and Hydro-Sherbrooke for the Magog server farm (one of the Current Facilities) and the Sherbrooke Expansion, respectively. The delivery of power by Hydro-Québec is supplied under an obligation to serve power delivery regime. The power agreements (with respect to the Current Facilities and Additional Server Farms) are renewable on a year-to-year basis. Subject to compliance with conditions of service, the agreements are renewed automatically. Modifications to the rates are approved on a yearly basis by a provincial administrative tribunal, the Régie de l’Énergie (the “Régie”), on a tariff class basis such that any adjustment would apply equally to all M tariff users or LG tariff users regardless of end use. See “RISK FACTORS –Economic Dependence on Regulated Terms of Service and Electricity Rates Risks” and “MATERIAL CONTRACTS”.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Province of Québec mandates electrical service providers to supply their customers under the obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

The price of electricity supplied directly by Hydro-Québec is set by the Régie. Electricity supplied by Hydro-Sherbrooke and Hydro-Magog (the “Municipal Electrical Networks”), is predominantly sourced from Hydro-Québec, and provided to the Municipal Electrical Networks at a price set by the Régie. The Municipal Electrical Networks in turn supply their customers at prices which they may set. In an effort to encourage investment and development in particular regions, both Hydro-Québec and the Municipal Electrical Networks may offer a discretionary preferential rate (“Preferential Rate”) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. As of the date of this AIF, Backbone currently enjoys a Preferential Rate at the Farnham and Cowansville server farms, which are Current Facilities. If a Preferential Rate is changed or no longer available to Backbone, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to Backbone under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. The cost of electricity to each of Backbone’s facilities is calculated using two key components: (i) a onetime monthly capacity charge based on the maximum capacity of such facility during the month (measured in kW), and (ii) an hourly charge of actual consumption (measure in kWh). The two tariff classes applicable to Backbone’s pre-existing operations at the Current Facilities and Additional Server Farms are the M tariff and the LG tariff. M tariff applies to an annual contract if the maximum power demand is at least 50 kW and has a capacity charge of CAD$14.58 per kW of billing demand, plus a variable component of CAD 5.03¢ per kWh for the first 210,000 kWh, and CAD3.73¢ per kWh for the remaining consumption. LG tariff applies to an annual contract whose minimum billing demand is 5,000 kW or more and has capacity charge of CAD$13.26 per kW of billing demand, plus a single variable component of CAD3.46¢ per kWh. When averaged over all of the Company’s operations and adjustments such as the Preferential Rate at the Farnham and Cowansville server farms are applied, the average rate per kWh paid by the Company was USD$0.04 per kWh as of the date of the AIF.

On June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Company is currently participating in these regulatory proceedings as an intervenor. On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. The provisional tariff constituted the first phase (“Phase 1”) of three phases of the Régie’s regulatory proceedings on establishing a framework for the provision of electricity for cryptocurrency mining in Québec. Hydro-Québec supplies electrical power directly to certain of the Company’s facilities and the Saint-Jean-Sur-Richelieu server farm (one of the Additional Server Farms) under the obligation to serve power delivery regime. Hydro-Québec supplies electrical power directly to the Municipal Networks for the Magog server farm and the Sherbrooke Expansion, and the rates under the applicable long-term power contracts between Backbone and the Municipal Contracts are adjusted in response to tariff changes imposed by the Régie. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 has not had an impact on Backbone’s operations.

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On April 29, 2019, the Régie rendered its decision on the second phase (“Phase 2”) of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be.

In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it would have been required to participate to the call for tenders process. However, the Régie’s decision also means that all the Company’s pre-existing operations will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff applies to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts.

On January 28, 2021, the Régie rendered its decision on the third phase (“Phase 3”) of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

o	Existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

o	New clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

o	Load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year, which will be phased in over three years. Bitfarms Canada has undertaken a challenge to the Phase 3 decision through an administrative review process. See “Risk Factors - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

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Employees

As of the date of this AIF, Bitfarms has 73 employees. The following table sets out the employees by department:

Department	Number of Employees
IT & Infrastructure	3
Operations - Site & Project Managers	6
Operations - Technicians	23
Business Development, Finance, Administration and Public Relations	11
Sub-Total	43
Volta	30
Total	73

Environmental Policies

The Company’s Current Facilities uses renewable, clean energy provided by Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog. To the best of the Company’s knowledge, the Company will not incur significant costs or investments in order to comply with provisions relating to environmental protection, besides maintaining the procedures currently applied by it and, the sound reduction charges currently underway in Sherbooke.

Bankruptcy Proceedings

There have been no bankruptcies, receiverships, or similar proceedings against Bitfarms Canada, Bitfarms Israel or Backbone or their respective subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of management, there are no such contingent or threatened proceedings.

RISK FACTORS

An investment in Bitfarms Canada Shares should be considered highly speculative due to the nature of Bitfarms Canada’s business and the present stage of development. Where applicable, references in this section to Bitfarms Canada include Backbone and vice versa. An investment in Bitfarms Canada Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Potential investors should consult with their professional advisors to assess an investment in Bitfarms Canada. In evaluating Bitfarms Canada and its business, investors should carefully consider, in addition to other information contained in this AIF, the risk factors below. These risk factors are not a definitive list of all risk factors associated with an investment in Bitfarms Canada or in connection with its operations.

The following are certain factors relating to Bitfarms Canada’s business which prospective investors should carefully consider before deciding whether to purchase Bitfarms Canada Shares in authorized capital. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. These risks and uncertainties are not the only ones Bitfarms Canada is facing. Additional risk and uncertainties not presently known to Bitfarms Canada, or that Bitfarms Canada currently deems immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In particular, the Company has a limited history with its mining operations and remains in the early stage of development. The Company is subject to many risks common to venture enterprises, including under-capitalization, cash shortages, commercially unattractive costs of capital and financing arrangements, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

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The Company is dependent on retained earnings for substantially all of its working capital needs, and there is no assurance that additional funding will be available to it for further development and growth. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company’s financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company’s business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend on part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size or price of future issues of Bitfarms Canada Shares or securities convertible into Bitfarms Canada Shares, nor can the Company predict the cost or effect, if any, that future issues and sales of the Bitfarms Canada Shares will have on the price of the Bitfarms Canada Shares.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company’s operations.

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Bitfarms Canada’s Cryptocurrency Inventory may be exposed to Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by Bitfarms Canada may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also lost or stolen, resulting in irreversible losses of cryptocurrencies.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

In early January 2021, the Company announced that it had implemented a pilot program pursuant to which the Company would begin retaining some of the Bitcoin it mines. As of March 8, 2021, the Company had retained approximately 350 Bitcoin. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or to monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies. This in turn, may increase the level of audit risk for the Company’s auditors in the area of auditing the existence and ownership rights of crypto-asset holdings. If the Company’s auditors deem the audit risk too high, there is risk that the current auditors would withdraw from the audit which, in turn, would increase the risk of the Company’s ability to comply with the requirement for reporting annual audited financial statements as part of its ongoing continuous disclosure requirements as a publicly listed company.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, Bitfarms Canada will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining Bitfarms Canada’s operations. Bitfarms Canada’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified.

Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

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Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of Bitfarms Canada.

Volatility may have an impact on the value of Backbone's inventory of currencies. Backbone will act to reduce this risk by combining daily sales of cryptographic currencies and converting part of the balance of the excess Backbone profits into U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to Backbone expenses.

Bitcoin Halving Events

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware and access to capital to remain profitable. Management has actively responded by reaching an agreement with Dominion to amend loan terms to provide additional time to generate incremental cash flow from operations and provide the opportunity to convert from debt to equity. In addition, Management has secured lease financing of new, more efficient mining hardware to grow operations and is continuing to seek further financing to fill available capacity. If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern. The next Bitcoin Halving is expected to occur on or around May 2024.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

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Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are described in “DESCRIPTION OF BUSINESS –Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”. These risks may be summarized as follows:

●	Currently Backbone sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

●	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on Backbone’s pre-existing operations and secures existing rates until the completion of Phase 3.

Phase 2:	On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Additional Server Farms will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at our pre-existing operations at the Current Facilities and Additional Server Farms. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.3%.

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Phase 3:	On January 28, 2021, the Régie rendered a procedural decision on the various On January 28, 2021, the Régie rendered its decision on Phase 3of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year. Bitfarms Canada has undertaken a challenge to the Phase 3 decision through an administrative review process.

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to Backbone, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to Backbone under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. Backbone’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

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The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company’s control. The Company’s management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company’s forecasts are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company’s confidence in achieving its projections, it may fail to meet the performance forecasts set out in this AIF.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past four years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Discretion Regarding Use by Company of Available Funds

The Company’s management will have discretion in the application of available funds. The Company may elect to allocate available funds differently than as described herein if the Company believes it would be in the Company’s best interests to do so. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company, its business or its financial performance. The Company will not pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding operations. The actual amount of any future dividends, if any, received from the Company will remain subject to the discretion of the board of directors and will depend on results of operations, cash requirements and future prospects of the Company.

Political and Regulatory Risk

The Company’s primary properties will be located in Québec and will be subject to changes in political conditions and regulations within the Province of Québec and in Canada. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by Backbone are determined and controlled by a regulator, there is no certainty that this factor will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Canada may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

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The Company’s material property will be located in the province of Québec and as such are subject to the jurisdiction of the laws of Québec and Canada. The Company believes the present attitude to foreign investment and to the mining industry is favourable, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, and environmental legislation.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. Backbone works diligently to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. Backbone also employs a "hardware" team, which focuses, among other things, on chip repair and daily evaluation of the technical condition of the server farms that Backbone operates. Backbone owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder's specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company’s operations will be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

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Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The current or future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

The Company intends to fully comply with all environmental regulations in every country in which it is active.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms Canada’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

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Facility Developments

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry may impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

Competition

The Company’s business is intensely competitive, and the Company will compete with other mining companies, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time. This factor along with new industry entrants and price volatility may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to Backbone; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of Backbone’s current operations and buildout capabilities. Nevertheless, the Company’s assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations.

As the number of coins awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain, or a software upgrade that automatically charges fees for all transactions, may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company's cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

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If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the blockchain, potentially permitting such actor or botnet to manipulate the blockchain in a manner that adversely affects the Company's mining activities.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's Mining activities, inventory of coins, and future investment strategies.

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instruments fails to meet its contractual obligations. The Company’s financial assets exposed to credit risk will be primarily composed of cash and amounts receivable. While the Company will attempt to mitigate its exposure to credit risk, there can be no assurance that unexpected losses will not occur. Such unexpected losses could adversely affect the Company.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company’s operations and profitability.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has not entered into any derivative contracts to manage this risk.

The Company will be exposed to interest rate changes on its investments that are expected to pay interest, and any credit facilities it may have that bear interest at a floating rate. Changes in the prime lending rate would affect earnings and could adversely affect the Company’s profitability.

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Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company's costs are incurred principally in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Controlling Shareholder Risk

Promoters of the Company beneficially own 23,031,478 of the issued and outstanding Bitfarms Canada Shares representing approximately 16.72% of the issued and outstanding Bitfarms Canada Shares. See “PROMOTERS”. By virtue of their status as the principal shareholders of the Company, and by being directors and officers of the Company, the Promoters have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders. Also, third parties could be discouraged from making a take-over bid. As well, sales by the Promoters of a substantial number of Bitfarms Canada Shares could cause the market price of the Bitfarms Canada Shares to decline.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. The impacts of COVID-19 on the Volta operating segment have reduced revenues by $0.6 million or 25% from the sale of electrician services and parts for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, as well as having resulted in longer collection periods for outstanding trade receivables. There is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers. The Company has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $625 and will continue to monitor its eligibility to claim the CEWS. There can be no assurance that the Group will continue to be eligible for the CEWS as future changes to revenues as well as modification to the eligibility criteria may render the Group ineligible.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Forward Looking Statements

Statements contained in this AIF that are not historical facts, but rather are forward looking statements involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

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PRIOR SALES

On June 20, 2019, the Board of Directors approved a stock option plan (the “Plan”) which includes a maximum of 11,414,975 options to purchase 11,414,975 shares in the Company, exercisable within 5 years of the grant date. The plan that was approved June 20, 2019 included the grant of 7,555,000 options to purchase 7,555,000 shares which were separated into three separate tranches. Two additional grants for a total of 810,000 options were approved during the twelve months ended December 31, 2019. The exercise price of the three aforementioned option grants ranged from CAD $0.99 to CAD $1.25.

In connection with the restructuring of the Company in 2019 and listing of the Common Shares of the Company on the TSXV on July 16, 2019, the Plan also approved the modification of the 500,000 options to purchase 500,000 shares in Backbone and 100,000 restricted shares in Backbone previously granted to certain officers of the Company. The modification resulted in the options and shares previously granted to such officers by Backbone to be replaced with the option to purchase 500,000 shares in Bitfarms Canada without a change in the exercise price, and 100,000 restricted shares, respectively, in Bitfarms Canada.

On June 28, 2020 the Board of Directors approved a stock option grant of 2,600,000 options to directors, officers and employees to purchase 2,600,000 Common Shares at an exercise price of CAD$0.36 per share with a term of five years from the date of the grant.

On August 31, 2020, the Board of Directors approved a stock option grant of 1,200,000 options to directors, officers and employees to purchase 1,200,000 Common Shares at an exercise price of CAD$0.43 per share with a term of five years from the date of the grant.

In September 2020, the Company signed a non-binding LOI with BlockFills to secure additional future lease financing (the “BlockFills Lease Facility”). In connection with the BlockFills Lease Facility, BlockFills would be provided with up to 1,000,000 warrants (the “Warrants”) in Bitfarms Ltd. at a strike price of USD$0.40 per warrant for at term of two years. Each Warrant would provide the right to acquire one common share of the Company. The number of Warrants will be issued on a pro-rata basis based on a minimum $12,000,000 purchase price of equipment leased to Bitfarms Canada. For example, if only $9,000,000 in lease financing is provided, BlockFills would receive 75% of total Warrants, or 750,000 Warrants. In accordance with the BlockFills Lease Facility, in November 2020 the Company issued 336,250 Warrants to BlockFills at a price of USD$0.40 per warrant expiring two years from the date of the grant.

On September 12, 2020, 1,000,000 Common Shares were issued to and in the name of Dominion Capital LLC. See “MATERIAL CONTRACTS – Corporate Agreements.”

On September 21, 2020, the Board of Directors approved a stock option grant of 400,000 options to employees to purchase 400,000 Common Shares at an exercise price of CAD$0.35 per share with a term of five years from the date of the grant.

On December 22, 2020, the Board of Directors approved a stock option grant of 1,024,600 options to directors, officers and employees to purchase 1,024,600 Common Shares at an exercise price of CAD$1.76 per share with a term of five years from the date of the grant.

On January 7, 2021, the Company closed the January 7, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On January 13, 2021, the Company closed the January 13, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On February 10, 2021, the Company closed the February 2021 Offering for gross proceeds of approximately CAD$40.0 million, composed of the sale of 11,560,695 Common Shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

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DIVIDENDS

Bitfarms Canada has neither declared nor paid any dividends on its common shares since incorporation. Pursuant to the terms of the Loans, Bitfarms Canada is prohibited from paying dividends or distributions. Upon payment of the Loans in full, there are no restrictions that could prevent Bitfarms Canada from paying dividends or distributions. When permitted to do so, the Bitfarms Canada Board may declare dividends at its discretion but does not anticipate paying dividends in the near future. The Bitfarms Canada Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on Bitfarms Canada’s financial position at the relevant time. The Bitfarms Canada Board expects to retain earnings to finance future growth of Bitfarms Canada and its subsidiaries. All of the Bitfarms Canada Shares are entitled to an equal share in any dividends declared and paid on a per share basis.

DESCRIPTION OF CAPITAL STRUCTURE

Bitfarms Canada’s authorized share capital consists of an unlimited number of Bitfarms Canada Shares. As of the date of this AIF there are 137,738,360 issued and outstanding Bitfarms Canada Shares. Each Bitfarms Canada Share entitles the holder to one vote per Bitfarms Canada Share and to receive equally any dividends declared by Bitfarms Canada and the remaining property and assets of Bitfarms Canada in the event Bitfarms Canada undergoes a liquidation, dissolution, or winding up.

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this AIF there were nil preferred shares outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Bitfarms Canada Shares are listed and posted for trading on the TSXV under the symbol “BITF.”

The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the TSXV from July 16, 2019 to March 5, 2021.

Month	High (CAD)	Low (CAD)	Volume
March 1-5, 2021	$7.42	$4.61	13,342,400
February 2021	$9.34	$3.05	64,291,100
January 2021	$5.18	$2.26	67,244,700
December 2020	$3.66	$0.61	38,119,004
November 2020	$0.93	$0.50	9,778,752
October 2020	$0.55	$0.28	2,855,512
September 2020	$0.475	$0.30	2,154,611
August 2020	$0.53	$0.39	3,384,971
July 2020	$0.49	$0.33	3,237,161
June 2020	$0.54	$0.35	2,665,759
May 2020	$0.75	$0.45	3,918,413
April 2020	$0.62	$0.38	1,286,526
March 2020	$0.62	$0.31	1,682,577
February 2020	$1.05	$0.54	4,668,763
January 2020	$0.73	$0.49	3,188,713
December 2019	$0.68	$0.48	1,963,100
November 2019	$0.82	$0.475	2,606,600
October 2019	$1.15	$0.50	2,794,200
September 2019	$1.55	$0.76	2,579,400
August 2019	$1.80	$1.11	2,245,500
July 2019	$4.20	$0.80	9,919,600

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The Bitfarms Canada Shares are also listed and posted for trading on the OTCBB under the symbol “BFARF.”

The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the OTCBB from August 16, 2019 to March 5, 2021.

Month	High (USD)	Low (USD)	Volume
March 1-5, 2021	$5.89	$3.63	8,657,800
February 2021	$8.50	$2.37	41,816,100
January 2021	$4.59	$1.78	34,651,982
December 2020	$3.66	$0.61	5,948,997
November 2020	$10.00	$0.4714	606,462
October 2020	$0.3765	$0.2135	253,868
September 2020	$0.35	$0.2191	315,022
August 2020	$0.403	$0.314	566,139
July 2020	$0.3646	$0.1484	59,828
June 2020	$0.4052	$0.0017	86,390
May 2020	$0.5374	$0.3265	106,390
April 2020	$0.391	$0.2621	60,198
March 2020	$0.4514	$0.2545	204,779
February 2020	$0.773	$0.40	289,173
January 2020	$0.533	$0.3818	358,103
December 2019	$0.5003	$0.3818	37,428
November 2019	$1.01	$0.3958	54,633
October 2019	$0.8071	$0.39	40,133
September 2019	$1.071	$0.649	77,647
August 2019	$1.27	$0.905	22,123

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Securities Subject to Escrow

The following table sets forth the number of securities of each class of securities of Bitfarms Canada, to the knowledge of Bitfarms Canada, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class as at the date of this AIF.

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer(1)	Percentage of Class(2)
Bitfarms Canada Shares	28,259,712 Bitfarms Canada Shares	20.52%

Notes:

(1)	40,371,018 Bitfarms Canada Shares representing 70.7% of the then issued and outstanding Common Shares, were held in escrow pursuant to an escrow agreement dated June 12, 2019 with TSX Trust Company, as escrow agent.
(2)	A total of 137,738,360 Bitfarms Canada Shares are issued and outstanding.

The escrowed securities are scheduled to be released according to the following schedule:

Date	Number of Escrowed Securities(1)
On the date on which the Common Shares are listed on a Canadian exchange (the “Listing Date”)	1/20 of the escrowed securities
6 months after the Listing Date	1/19 of the escrowed securities
12 months after the Listing Date	1/9 of the escrowed securities
18 months after the Listing Date	1/8 of the escrowed securities
24 months after the Listing Date	3/14 of the escrowed securities
30 months after the Listing Date	3/11 of the escrowed securities
36 months after the Listing Date	the remaining escrowed securities

Notes:

(1)	In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in tranches of 5%, 5%, 10%, 10%, 15%, 15%, and 40%, beginning on the listing date.

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DIRECTORS AND OFFICERS

The following table sets out the name of each director and officer, province or state of residence, position held with each corporation, current principal occupation, and the number and percentage of securities beneficially owned, directly or indirectly as at the date of this AIF.

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki Buenos Aires, Argentina	CEO, Founder and Director of the Company (2018 – present); Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	11,820,772
Nicolas Bonta Buenos Aires, Argentina	Executive Chairman of the Board and Founder of the Company (2018 – present); Founder and CEO of Own Hotels (2006 – present).	October 11, 2018	11,210,706
Brian Howlett(2) Ontario, Canada	Lead Director of the Company (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – present); Director of Nighthawk Gold Corp. (2016 – present); President and CEO of Dundee Sustainable Technologies Inc. (2015 – 2020); Director of Stone Gold Inc. (2014 – present).	April 17, 2020	nil
Pierre Seccareccia(2) Québec, Canada	Director of the Company (2019 – present); Full-time independent director for several public companies (2003 – present); Director of Groupe Ivanhoé Cambridge Inc., a real estate subsidiary of la Caisse de dépôt et placement du Québec (2010 – present).	June 12, 2019	nil
L. Geoffrey Morphy(1) Ontario, Canada	President of the Company (2020 – present); Director of the Company (2020 – 2020); Trustee of R&R Real Estate Investment Trust (2021 – present); Co-CEO of Dundee Sarea Fund (2017 – 2019); director of Android Industries, LLC (2016 – present); Vice-President Corporate Development of Dundee Corporation (2016 –2019); Managing Director, Corporate Financing, Transactions & Valuations and Vice-President of Farber Financial Group (2008 – 2016);.	May 19, 2020	45,300
Andres Finkielsztain(2) Buenos Aires, Argentina	Director of the Company (2020 – present); Founding managing partner of FinkWald LLC (2011 – present); Director of Goldmoney Inc. (TSX: XAU) (2018 – present).	August 31, 2020	nil
Mauro Ferrara Québec, Canada	Interim CFO and Corporate Secretary of the Company (2020 – Present); CFO of Savaria Inc. (TSX: SIS) (2019 – 2020); Senior Director, Financial Reporting at WSP Global Inc. (TSX: WSP) (2013 – 2019).	October 28, 2020	nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.
(2)	Member of the Audit Committee.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 23,031,478 Common Shares, representing 16.72% of the total number of Common Shares outstanding before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as the Chief Executive Officer and is a Director of the Corporation. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Corporation. He has been a business builder and innovator since his early teens, founding, incubating, and exiting interdisciplinary ventures in the design, food, and construction industries. In 2016, he entered the space of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires.

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Nicolas Bonta

Nicolas Bonta serves as the Executive Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Corporation. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Brian Howlett

Brian Howlett serves as the Lead Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. and Voyageur Mineral Explorers Inc.. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in finance from Concordia University and received his CMA designation in 1989.

Pierre Seccareccia

Pierre Seccareccia serves as a Director of the Corporation. He has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as the Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities. He is a Fellow CPA, CPA, and a lifetime member of the Ordre des comptables professionnels agréés du Québec. He is also a member of the Institute of Corporate Directors (Canada). He graduated from the École des hautes études commerciales de Montréal with a degree in Accounting.

L. Geoffrey Morphy

L. Geoffrey Morphy serves as the President of the Corporation. He was Co-CEO of Dundee Sarea Fund, a Canadian-based turn-around fund with an investment in Italy from December 2017 to November 2019. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy is a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. In February 2021, he became a Trustee of R&R Real Estate Investment Trust (TSXV: RRR.UN). Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Dundee Sarea Fund. Mr. Morphy has more than thirty years in cross-border and international commercial and corporate structuring and finance experience. He has occupied positions as Managing Director and Vice-President of a financial advisory firm and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute, in 2015 became an exempt market dealer representative, and in 2019 was granted the designation of ICD.D from the Institute of Canadian Directors.

Andres Finkielsztain

Andres Finkielsztain serves as a Director of the Corporation. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments (“SBI”), a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

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Mauro Ferrara

Mauro Ferrara serves as the Interim Chief Financial Officer and Corporate Secretary of the Corporation. Prior to joining Bitfarms, Mr. Ferrara served as the Chief Financial Officer of Savaria Inc. (TSX: SIS) (“Savaria”), a company traded on the TSX serving the accessibility industry. In this position, he was responsible for management accounting, financial budgeting, and preparation and presentation of all consolidated external public company financial disclosure documents to the Corporation’s Audit Committee and Board of Directors. Prior to his responsibilities at Savaria, Mr. Ferrara served for six-years as the Senior Director, Financial Reporting at WSP Global Inc. (TSX: WSP) (“WSP”). In this role, he focused on external financial reporting and cost management to improve EBITDA. Headquartered in Montreal, WSP is a Canadian multi-billion-dollar global engineering services company with over 50,000 employees. Mr. Ferrara is a CPA-CA and McGill University alumni.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of your company to affect materially the control of the Company is, as at the date of the AIF, or has been within the 10 years before the date of the AIF:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision

Committees of the Board of Directors

The Bitfarms Canada Board currently has an Audit Committee.

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Audit Committee

The current members of the Audit Committee are Pierre Seccareccia, Brian Howlett, and Andres Finkielsztain. All of the members are considered “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “A”.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia	Accounting degree from École des hautes études commerciales de Montréal (1969). Fellow of the Ordre des comptables professionnels agréés du Québec (1970).	Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.

Brian Howlett(1)	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc., and Voyageur Mineral Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.

Andres Finkielsztain	Bachelor of Economics from Bard College, New York (1999)	Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for SBI, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2019 and December 31, 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit Fees(1)	$240,000	$472,000
Audit Related Fees(2)	$250,000	$16,000
Tax Fees(3)	$15,000	$39,000
All Other Fees(4)	$80,000	nil
Total	$585,000	$527,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.
(4)	Aggregate fees billed for services other than those mentioned above consist primarily of services related to the Corporation’s filing of its final prospectus dated June 12, 2019.

Exemption

The Company is not relying on any exemptions of NI 52-110.

Governance, Nomination and Compensation Committee

The Company does not presently maintain a governance, nomination and compensation committee of the Bitfarms Canada Board (“Governance, Nomination and Compensation Committee”). The customary functions of a Governance, Nomination and Compensation Committee are presently carried out by the Bitfarms Canada Board.

The Bitfarms Canada Board is responsible for ensuring that Bitfarms Canada has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of Bitfarms Canada’s executive officers. The Bitfarms Canada Board will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with Bitfarms Canada’s compensation philosophy.

From time to time the Bitfarms Canada Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The two basic components of Bitfarms Canada’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	option-based compensation.

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Conflicts of Interest

The directors of Bitfarms Canada are required by law to act honestly and in good faith with a view to the best interests of Bitfarms Canada and to disclose any interests which they may have in any project or opportunity outside of Bitfarms Canada. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Bitfarms Canada Board of Directors. To the best of Bitfarms Canada’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among Bitfarms Canada, its promoters, directors and officers or other members of management of Bitfarms Canada or any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Bitfarms Canada and their duties as a director or officer of such other companies.

PROMOTERS

The following table sets forth the Promoters of Bitfarms Canada:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Bitfarms Canada Shares	11,820,772	8.58%
Nicolas Bonta(2)	Bitfarms Canada Shares	11,210,706	8.14%
Total		23,031,478	16.72%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 154,900 options to purchase Bitfarms Canada Shares at a price of CAD$1.76 per Bitfarms Canada Share. See “Prior Sales”.
(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 154,900 options to purchase Bitfarms Canada Shares at a price of CAD$1.76 per Bitfarms Canada Share. See “Prior Sales”.
(3)	A total of 137,738,360 Bitfarms Canada Shares are issued and outstanding.

Certain Promoters have entered into certain non-arm’s length transactions with Backbone. See “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS - Transactions with Related Parties”.

No Promoter was within the 10 years before the date of this AIF a director, CEO, or CFO of a person or company that was subject to an order while or after that Promoter was acting in that capacity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and elsewhere in this AIF, no directors, officers, principal shareholders of Backbone, nor any Associate or Affiliate of the foregoing, have had any material interest, direct or indirect, in any transactions in which Backbone has participated prior to the date of this AIF that has materially affected or is reasonably expected to materially affect Backbone or a subsidiary of Backbone.

Transactions with Related Parties

There have been no transactions with related parties other than as disclosed below.

1.	Backbone is charged for telecommunication expenses by GloboTech Communications Inc., a company controlled by Pierre-Luc Quimper. These charges relate to Internet hosting, data management and server support for all of the Mining operations of Backbone. Mr. Quimper resigned as Officer and Director of the company on October 3, 2019.

2.	Backbone was charged rent expense pursuant to a lease agreement with 9930272 Canada Inc. (a company controlled by the Backbone Exchangeable Shareholders) regarding the facilities at Cowansville, Québec. As of August 2019, the Cowansville building was sold to an arms length party and a new lease agreement was signed. The sale of the Cowansville building will result in a reduction in monthly rent paid to related parties in the amount of $14,400. Bitfarms Canada made rent payments totaling approximately $108,000 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $151,000) to companies controlled by a director and officer, Emiliano Grodzki and a former director and officer, Mathieu Vachon and a former director, Pierre-Luc Quimper. For the three and six month periods ended June 30, 2020, rent payments totaling approximately $109,000 and $217,000 were made (three and six months ended June 30, 2019 - $144,000 and $294,000). For the three and nine month periods ended September 30, 2020 rent payments totaling approximately $111,000 and $328,000 were made (three and nine months ended September 30, 2019 - $125,000 and $447,000). See “MATERIAL CONTRACTS – Lease Agreements”.

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3.	Backbone entered into consulting agreements with two of the directors, Emiliano Joel Grodzki and Nicolas Bonta. The consulting fees charged by directors totaled approximately $60,000 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $100,000). For the three and six month periods ended June 30, 2020 the consulting fees charged by directors totaled approximately $103,000 and $203,000 (three and six month periods ended June 30, 2019 - $100,000 and $200,000). For the three and nine month periods ended September 30, 2020 the consulting fees charged by directors totaled approximately $88,000 and $288,000 (three and nine month periods ended September 30, 2019 - $100,000 and $300,000).

4.	Effective June 12, 2019, the Put Call Agreement was terminated, and each Backbone Exchangeable Share was exchanged for one Bitfarms Canada Share resulting in the issuance of 17,335,090 Bitfarms Canada Shares. See “PRIOR SALES” and “MATERIAL CONTRACTS – Corporate Agreements”.

5.	Backbone sold 627 Bitcoin for the twelve-month period ended December 31, 2019 (3,346 Bitcoin and 1,790 Bitcoin cash for the twelve months ended December 31, 2018) to a company which, at the time of such sales, had a director, Roy Sebag, who was also a shareholder of Bitfarms Ltd. (Israel) for $2,283,000 ($28,323,000 for the twelve month period ended December 31, 2018). The company Backbone sold Bitcoin to ceased operating in the cryptocurrency industry as of March 11, 2019, and since that date Bitfarms has not transacted with this company.

6.	Volta rendered electrical services to a former director, Pierre-Luc Quimper in the amount of $0 and $12,000 for the three and twelve month periods ended December 31, 2019, respectively (year ended December 31, 2018 - $nil)

The above transactions were incurred in the normal course of operations.

Other than as set forth in this AIF, the management of Bitfarms Canada is not aware of any material interest, direct or indirect, of any director, executive officer, any Person or Company beneficially owning, controlling or directing, directly or indirectly, more than ten (10%) percent of Bitfarms Canada’s outstanding voting securities, or any Associate or Affiliate of the foregoing Persons, in any transaction in which Bitfarms Canada has participated within the three years before the date of this AIF, that has materially affected or is reasonably expected to materially affect Bitfarms Canada.

LEGAL PROCEEDINGS

Legal Proceedings

There are no pending legal proceedings to which the Company is or was party to, or that any of its property is or was the subject of, and Bitfarms Canada is not aware of any such proceedings known to be contemplated.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation. No other penalties or sanctions have been imposed by a court or regulatory body against the Company necessary for this AIF to contain full, true and plain disclosure of all material facts. The Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

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TRANSFER AGENT AND REGISTRAR

Bitfarms Canada’s registrar and transfer agent is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Backbone, Bitfarms Israel and Bitfarms Canada which are currently in effect and considered to be material.

Lease Agreements

1.	Lease agreement between 9078-2822 Québec Inc. as lessor and Backbone as lessee, dated June 4, 2019, pursuant to which the property designated as lot no. 3799452 of Missisquoi, Québec, located at 135 Dean Street in Cowansville, Québec, J2K 3Y2, is leased to Backbone for a term of ten years and for rent of CAD$262,500 per year subject to annual consumer price index increases.

2.	Lease agreement between Développment Olymbec Inc. as lessor and Onyx (a company controlled by the Backbone Exchangeable Shareholders) as lessee, dated July 25, 2017, pursuant to which the property located at 1144, boulevard Magenta Est, bureau 130, Farnham, Québec, J2N lCl, is leased to Onyx for a term of five years and two months and for rent of CAD$276,216 in years 1 and 2, CAD$294,364 in years 3 and 4, and CAD$308,653 in year 5. Backbone and Onyx entered into the Onyx License Agreement pursuant to which Onyx licensed the use of the Farnham facilities to Backbone. This property has since been sold to Cannara Biotech Inc. but the lease agreement remains in place.

3.	Lease agreement between Développment Olymbec Inc. as lessor and Onyx (a company controlled by the Backbone Exchangeable Shareholders) as lessee, dated August 11, 2017, pursuant to which the property located at 2805 Vanier, Saint-Hyacinthe, Québec, J2S lL5, is leased to Onyx for a term of five years and for rent of CAD$283,992 in years 1 and 2, CAD$294,914 in years 3 and 4, and CAD$305,837 in year 5. Backbone and Onyx entered into the Onyx License Agreement pursuant to which Onyx licensed the use of the Saint-Hyacinthe facilities to Backbone. This property has since been sold to Groupe Quint but the lease agreement remains in place.

4.	Lease agreement between 9078-2822 Québec Inc. as lessor and Backbone as lessee, dated June 4, 2019, pursuant to which the property designated as lot no. 5064158 of Magog, Québec, located at 1350 Boulevard Industriel Street, Magog, Québec, J1X 4Y6, is leased to Backbone for a term of five years and for rent of CAD$138,750 per year with a 2% annual increase and a purchase option of CAD$1,200,000.

5.	Lease agreement between Jean-Luc Gagnon as lessor and Backbone as lessee, dated November 1, 2017, pursuant to which the property located at 939, rte 235, Notre-Dame-de-Stanbridge, Québec, J0J 1M0, is leased to Backbone for a term of two years and for rent of CAD$1,850 per month.

6.	Lease agreement between 9118-5108 Québec Inc. as lessor and Backbone as lessee, dated November 1, 2017, pursuant to which the property located at 360 Boul. Seminaire, St-Jean-Sur-Richelieu, Québec, J3B 5L1, is leased to Backbone for rent of CAD$14,847 per month, for a term of five years and two months.

7.	Lease agreement between 9078-2822 Québec Inc. as lessor and Backbone as lessee, dated November 28, 2018, pursuant to which the property located at 290 rue Léger, Sherbrooke, Québec, J1L 1Y5, is leased to Backbone for rent of CAD$1,000 per month, for a term of five years, until completion of a new building, at which time the rent will be $6.80/square foot or $136,000 per year subject to annual consumer price index increases. The new building will be constructed with a minimum size of 20,000 square feet to be constructed within five months’ notice from Backbone.

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EXPERTS

Names of Experts

The auditor of Bitfarms Canada is PricewaterhouseCoopers LLP, PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5 as of June 18, 2020.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel, is the former auditor of the Company and has prepared the Independent Auditors Report and audited the financial statements of Backbone for the period from incorporation (June 13, 2017) until November 5, 2017, and Bitfarms Israel for the twelve-months ended December 31, 2018 and Bitfarms Canada for the twelve months ended December 31, 2019 incorporated by reference herein.

Interests of Experts

The consolidated financial statements of the Company for the year ended December 31, 2019 have been audited by Kost, Forer, Gabbay & Kaiserer, a Member of Ernst & Young Global. As at December 31, 2019, Kost, Forer, Gabbay & Kaiserer have advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants.

Other than the Company’s former auditors, whose independence is described above in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants, no person or company whose profession or business gives authority to a report, valuation, statement or opinion and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds or is to hold any beneficial or registered interest, direct or indirect, in any securities or property of Bitfarms Canada, Backbone, Bitfarms Israel or any associate or affiliate of Bitfarms Canada, Backbone or Bitfarms Israel.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information in the Company’s Financial Statements and MD&A for Fiscal 2019, is available on SEDAR at www.sedar.com. Moreover, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of securityholders.

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SCHEDULE A

AUDIT COMMITTEE CHARTER

[Please see attached.]

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BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Company”).

1.0	Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Company’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Company’s internal audit function;

(e)	ensure the Company’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Company. A majority of the members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Company a Chair among their number. The Chair shall not be a former Officer of the Company. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

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(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0	Duties and Responsibilities

4.1	Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Company's hiring of partners, employees or former partners and employees of the independent auditor.

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4.2	Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Company's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

(d)	Review and discuss with Management the Company's quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Company's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

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(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company's internal controls.

(m)	Discuss with the Company's external corporate counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

4.3	Oversight of Risk Management

(a)	Review and approve periodically Management's risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Company's risk management practices together with Management's responses.

(e)	Discuss with Management at least annually the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

4.4	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

(c)	Meet with the Company's regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

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5.0	Funding for the Independent Auditor and Retention of Other Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Company shall inform employees on the Company’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Company.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

7.0	Procedures for Approval of Non-Audit Services

1.	The Company’s external auditors shall be prohibited from performing for the Company the following categories of non-audit services:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

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(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	February 11, 2020
Approved by:	Board of Directors

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